SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CORPORATE TAX ID (CNPJ) # 00.108.786/0001-65
NIRE # 35.300.177.240

PUBLICLY TRADED COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, Time and Venue:	April 5, 2004, at 10:00 am (Brazilian Time), at the Company’s headquarters located at Rua Verbo Divino, 1.356 – 1o andar, Chácara Santo Antônio, city and state of São Paulo.

Attendance:	Members of the Board of Directors representing the necessary quorum, in accordance to the signatures below.

Meeting Board:	Jorge Luiz Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:

Board Members authorized, in this meeting, the Company’s Management to sign the “Letter Agreement”, attached to these Minutes as Single Annex, which terms reflect those of the “Letter Agreement” signed by the Company on August 28, 2003 and January 13, 2004, in order to grant the holders of “Series A Notes” issued by NET SUL COMUNICAÇÕES LTDA the right to exercise their put options either in May or July 2004, depending on each case. Board members also authorized the Management to perform all necessary actions to implement the deliberations approved in this meeting.

Closing:	Having no further issues to be discussed, the meeting was adjourned and these Minutes were drawn up, read, approved and signed by all attending members.

Board	Members’Signatures: Jorge Luiz de Barros Nóbrega, Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Jorge Eduardo Martins Moraes, Rômulo de Mello Dias and Nelson Pacheco Sirotsky.

I certify that this is a true copy of the original minutes drawn up in the proper book.

São Paulo, April 05, 2004.

André Müller Borges
Secretary

SINGLE ANNEX

EXECUTION COPY

April, 2004

To Boston Latin America Finance Company – BLAFCO
and the other holders of, and of beneficial interests in, Series A Floating Rate
Notes Due 2005 of Net Sul Comunicações Ltda.

Put Option

Ladies and Gentlemen:

We refer to the Indenture dated as of October 31, 1997, as amended (the “Indenture”), among (i) NET SUL COMUNICAÇÕES LTDA., a sociedade limitada organized under the laws of the Federative Republic of Brazil (formerly known as Net Sul Comunicações S.A.) (the “Company”), having its principal office at Rua Silveiro 1111, Porto Alegre – RS, Brazil, (ii) the Guarantors listed on the signature pages hereto (each a “Guarantor” and, collectively, the “Guarantors”), (iii) TELEVISÃO A CABO CRICIÚMA LTDA. as guarantor, (iv) WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION (as successor in interest to The Chase Manhattan Bank), a national banking association organized under the laws of the United States, as Trustee (in such capacity, the “Trustee”), (v) JPMORGAN CHASE BANK (formerly The Chase Manhattan Bank, New York) as Registrar and Paying Agent, (vi) JPMORGAN CHASE BANK (formerly The Chase Manhattan Bank, London Branch), as Transfer Agent, Calculation Agent and Paying Agent, (vii) J.P. MORGAN BANK LUXEMBOURG S.A. (formerly Chase Manhattan Bank Luxembourg S.A.) as Paying Agent, and (viii) J.P. MORGAN TRUST BANK (formerly Chase Trust Bank) as Principal Paying Agent. Capitalized terms used and not defined herein have the meanings specified in the Indenture.

In consideration of the agreement of Boston Latin America Finance Company - BLAFCO (“BLAFCO”) to waive its put-option right under the Letter Agreement dated January 13, 2004 (the “Second Letter Agreement”) by the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Guarantor agree for the benefit of BLAFCO and each and all of the other holders of, and of beneficial interests in, Series A Notes which elected not to exercise (i) their right under the Section 13.2 of the Indenture, (ii) their right under the Letter Agreement dated August 28, 2003 (the “First Letter Agreement”) to require the Company to repurchase its Series A Notes and (iii) their right under the Second Letter Agreement to require the Company to repurchase its Series A Notes (collectively, the “Series A Noteholders”) as follows:

Section 1. Put Options. (a) In addition to the Company’s obligations under the First Letter Agreement and the Second Letter Agreement, the Company will repurchase, in whole or in part (provided that, if in part, any such Series A Notes will be in an amount equal to U.S.$10,000 or any integral multiple thereof), the Series A Notes or interests therein held by any Series A Noteholder at such Series A Noteholder’s sole option on July 30, 2004 (“July Extended Put Option Date”) at a purchase price of 100% (expressed as a percentage of the principal amount of the Series A Notes to be repurchased), together with all accrued and unpaid interest due under the Indenture, if any, on the July Extended Put Option Date. In order to exercise such option, a Series A Noteholder must, not less than 15 nor more than 45 days prior to the July Extended Put Option Date, deliver to the Company a notice specifying that it is exercising its right under this Agreement to require the Company to repurchase Series A Notes held by such Series A Noteholder, specifying the aggregate principal amount of the Series A Notes held by such Series A Noteholder to be purchased by the Company and confirming that, promptly upon receipt of payment hereunder, such Series A Noteholder will take such action as may be necessary to effect the transfer to the Company of its interest in the Series A Notes to be purchased by the Company under this subsection (a). No such transfer of a beneficial interest may be cancelled without the prior consent of the Company. On the July Extended Put Option Date, the Company shall pay or cause to be paid the purchase price for the relevant Series A Notes against transfer of such Series A Notes to the Company or its designee.

(b) Also in addition to the Company’s obligations under the First Letter Agreement and the Second Letter Agreement, the Company will:
(i) If any holder of Series A Notes shall exercise its put-option right under the Second Letter Agreement, within three days thereafter, notify the Trustee in writing of such exercise, specifying the identity of such holder and the principal amount of the Series A Notes as to which such option shall have been exercised. A notice by the Company pursuant to this subsection (i) will be deemed delivered upon receipt by the Trustee.

(ii) If the first notice delivered by the Company to the Trustee pursuant to subsection (i) above shall have been delivered after the date hereof, repurchase in whole or in part (provided that, if in part, any such Series A Notes will be in an amount equal to U.S.$10,000 or an integral multiple thereof) the Series A Notes or interests therein held by any Series A Noteholder at such Series A Noteholder’s sole option on May 31, 2004 (the “May Put Option Date”) at a purchase price of 100% (expressed as a percentage of the principal amount of the Series A Notes to be repurchased), together with all accrued and unpaid interest due under the Indenture, if any, on the May Put Option Date. In order to exercise such option, such Series A Noteholder must, after April 15, 2004 but prior to the 15th day after the delivery of the first such notice delivered by the Company pursuant to subsection (i) above, deliver to the Company a notice specifying that it is exercising its right under this Agreement to require the Company to repurchase Series A Notes held by such Series A Noteholder, specifying the aggregate principal amount of the Series A Notes held by such Series A Noteholder to be purchased by the Company and confirming that, promptly upon receipt of payment hereunder, such Series A Noteholder will take such action as may be necessary to effect the transfer to the Company of its interest in the Series A Notes to be purchased by the Company under this subsection (ii). No such transfer of a beneficial interest may be cancelled without the prior consent of the Company. On the May Put Option Date, the Company shall pay or cause to be paid the purchase price for the relevant Series A Notes against transfer of such Series A Notes to the Company or its designee. As of the date hereof no holder of Series A Notes has exercised its put-option right under the Second Letter Agreement.

Section 2. Representations and Warranties. The Company represents and warrants with respect to the Company and each of the Guarantors, and each Guarantor represents and warrants with respect to itself, that, as of the execution date of this Agreement:

(A) The Company and each Guarantor is an entity duly organized and validly existing under the laws of the Federative Republic of Brazil.

(B) The execution, delivery and performance by the Company and each such Guarantor of this Agreement, and the consummation of the transactions contemplated hereby, are within its powers (corporate and otherwise), have been duly authorized by all necessary action (corporate and otherwise) and do not contravene (i) its Estatuto Social or Contrato Social, as the case may be, (ii) any contractual restriction binding on or affecting it or (iii) any law or court or governmental order or judgment binding on or affecting it.

(C) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance by the Company and each such Guarantor of this Agreement.

(D) This Agreement has been duly executed and delivered by the Company and each such Guarantor, and is the legal, valid and binding obligation of the Company and each such Guarantor, enforceable against each such Person in accordance with its terms.

Section 3. Guaranty. The Guarantors hereby jointly and severally, fully and unconditionally guarantee on a senior basis to each Series A Noteholder the due and punctual payment by the Company of amounts owing hereunder when and as the same shall become due and payable, in accordance with the terms hereof. In case of the failure of the Company punctually to make any such payment, the Guarantors hereby agree, jointly and severally, to cause such payment to be made punctually when and as the same shall become due and payable, and as if such payment were made by the Company.

Each Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of this Agreement against the Company, the absence of any action to enforce the same, any release or amendment or waiver of any term of any other guarantee of, or any consent to departure from any requirement of any other guarantee, this Agreement, the obtaining of any judgment against the Company or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives notice of the acceptance of this Agreement and of any of the obligations under this Agreement (the “Obligations”) or of the accrual thereof, and further waives presentment, protest, notice or demand. This is a continuing guarantee and is a guarantee of payment and not of collection, and the Guarantor waives any right to require the Series A Noteholders to initiate collection proceeds or otherwise enforce payment of the Obligations or any security or other guarantee therefore before obtaining payment hereunder.

This Guarantee shall continue to be in effect or be reinstated, as the case may be, if at any time any payment in respect of any of the Obligations is rescinded or must otherwise be returned by the Series A Noteholders, whether by reason of the insolvency, bankruptcy, receivership, reorganization or liquidation of the Company or any Guarantor or any other obligor or otherwise, all as though such payment had not been made.

Each Guarantor hereby waives the benefits of diligence, presentment, demand of payment, any requirement that any Series A Noteholder protect, secure, perfect or insure any security interest in or other Lien on any property subject thereto or exhaust any right or take any action against the Company or any other Person or any collateral, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect hereto or the indebtedness evidenced thereby and all demands whatsoever, and covenants, that this Guarantee will not be discharged except by complete performance of the obligations contained herein. Each Guarantor hereby agrees that, in the event of a default in payment of amounts owing hereunder, legal proceedings may be instituted by any Series A Noteholder directly against such Guarantor to enforce this Guarantee without first proceeding against the Company or any other Guarantor. Each Guarantor agrees that if, after the occurrence and during the continuance of a default hereunder, any of the Series A Noteholders is prevented by applicable law from exercising its rights hereunder, such Guarantor agrees to pay to the Series A Noteholder, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by any of the Series A Noteholders.

No provision hereof shall alter or impair the guarantee of the Guarantors, which is joint and several, absolute and unconditional, of the due and punctual payment of amounts owing by the Company hereunder.

Each Guarantor shall be subrogated to all rights of the Series A Noteholders hereunder against the Company in respect of any amounts paid by such Guarantor; provided, however, that no Guarantor shall be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until all amounts owing hereunder shall have been paid in full.

This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company's assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time any payment made hereunder is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any Series A Noteholder, whether as a “voidable preference”, “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, this Agreement shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Each Guarantor hereby irrevocably waives all benefits set forth in the following provisions of the Brazilian law: articles 827, 830, 834, 835, 838 and 839 of the Civil Code and article 595 of the Civil Procedure Code.

No stockholder, officer, director, employer or incorporator, past, present or future, of the Company or any Guarantor, as such, shall have any personal liability under this Agreement by reason of his, her or its status as such stockholder, officer, director, employer or incorporator.

Section 4. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 5. Counterparts. This Agreement shall be executed in seven counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed copy of this Agreement by facsimile shall be effective as delivery of an original executed copy hereof.

Section 6. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. FOR THE PURPOSES OF ARTICLE 9 OF DECREE-LAW NO. 4657 DATED SEPTEMBER 4, 1942, THE TRANSACTIONS CONTEMPLATED HEREBY HAVE BEEN PROPOSED TO THE COMPANY AND THE GUARANTORS BY BLAFCO.

Section 7. Submission to Jurisdiction; Agent for Service; Waiver of Immunities. (a) The Company and the Guarantors irrevocably agree, for themselves and in respect of their property, generally and unconditionally, that any suit, action or proceeding or arbitral award against it brought by any Series A Noteholder arising out of or relating to this Agreement may be instituted in any state or Federal court in the Borough of Manhattan in The City of New York, New York, and waive any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding or arbitral award.

(b) By the execution and delivery of this Agreement, the Company and each of the Guarantors (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System, currently located at 1633 Broadway, New York, New York 10019, as its authorized agent upon which process may be served in any suit, action or proceeding or arbitral award with respect to, arising out of, or relating to, this Agreement or any transaction contemplated hereby or thereby, that may be instituted in any Federal or state court sitting in the Borough of Manhattan in The City of New York, and will cause CT Corporation System to acknowledge that it has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System shall be deemed in every respect effective service of process upon the Company or such Guarantor, as the case may be, in any such suit, action or proceeding or arbitral award. The Company and the Guarantors further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect for one year after the date of this Agreement; provided that the Company and each Guarantor may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to all of the Series A Noteholders, designate such additional or alternative agents for service of process under this Section that (i) maintain an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) are either (x) counsel for the Company and the Guarantors or (y) a corporate service company which acts as agent for service of process for other persons in the ordinary course of its business and (iii) agree to act as agent for service of process in accordance with this Section. Such notice shall identify the name of such agent for service of process and the address of such agent for service of process in the Borough of Manhattan, The City of New York, State of New York. Notwithstanding the foregoing, there shall, for one year after the date of this Agreement, be at least one agent for service of process for the Company and the Guarantors appointed and acting in accordance with this Section.

(c) To the extent that the Company or any of the Guarantors has acquired or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company and the Guarantors hereby irrevocably waive such immunity in respect of their obligations under this Agreement, to the full extent permitted by law.

Section 8. Currency of Account; Conversion of Currency; Foreign Exchange Restrictions. Section 1.14 of the Indenture is incorporated by reference hereto with respect to the payment of amounts owing under this Agreement as if fully set forth herein, except that references to the “Notes,” the “Guarantee” or the “Indenture” shall be deemed to be references to this Agreement, and references to “Noteholders,”the “Trustee” or any “Paying Agent” shall be deemed to be references to the Series A Noteholders.

Section 9. Amendments; Beneficiaries. This Agreement may be amended, modified, supplemented or waived only with the consent of the undersigned and each Series A Noteholder affected by such amendment, modification, supplement or waiver. Neither the Company nor any Guarantor may assign its obligations hereunder. This Agreement shall be binding upon the Company, the Guarantors and their respective successors and shall inure to the benefit of BLAFCO and the other Series A Noteholders on the date hereof and in the future.

Section 10. Independent Obligation; Relationship to Indenture. The obligations of the Company and the Guarantors under this Agreement are independent of their respective obligations under the Indenture, and nothing in this Agreement shall be construed as an amendment, modification or novation (novação) of the Indenture or the Notes or any terms or conditions thereof.

For the avoidance of doubt, this Agreement is not intended to permit Series A Noteholders to collect payment hereunder in respect of Series A Notes tendered pursuant to Section 2 in addition to payment under the Indenture in respect of such Notes.

Section 11. Effectiveness of this Agreement. This Agreement will become effective upon execution and delivery by the Company, the Guarantors and BLAFCO.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Very truly yours,

NET SUL COMUNICAÇÕES LTDA. (formerly known as Net Sul Comunicações S.A.)

By:	_______________________________	Witness:
Name:
	Title:	Witness:

By:	_______________________________	Witness:
Name:
	Title:	Witness:

NET SERVIÇOS DE COMUNICAÇÃO S.A. (formerly known as Globo Cabo S.A.) as Guarantor

By:	_______________________________	Witness:
Name:
	Title:	Witness:

By:	_______________________________	Witness:
Name:
	Title:	Witness:

HORIZONTE SUL COMUNICAÇÕES LTDA.
DR – EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA. (as successor in interest to TV a Cabo Serrana Ltda. and Chapecó Empresa de TV por Assinatura Ltda)
NET FLORIANÓPOLIS LTDA. (formerly known as Multicanal Florianópolis S.A.)
NET PARANÁ COMUNICAÇÕES LTDA. (formerly known as HTV Comunicações Ltda.)
NET MARINGÁ LTDA. (formerly known as Antenas Comunitárias Brasileiras Ltda.)
NET ARAPONGAS LTDA. (formerly known as TV Cabo do Norte do Paraná Comercial Ltda.)
NET CURITIBA LTDA. (formerly known as VTV Televisão a Cabo Ltda.)
TV CABO DE CHAPECÓ LTDA.
NET JOINVILLE LTDA. (formerly known as Antenas Comunitárias Sul Brasil Ltda.)

as Guarantors

By:	_______________________________	Witness:
Name:
	Title:	Witness:

By:	_______________________________	Witness:
Name:
	Title:	Witness:

In consideration of the Company and the Guarantors entering into this Agreement for the benefit of the undersigned and each and all of the other Series A Noteholders, upon the effectiveness of this Agreement against the Company and the Guarantors the undersigned waives its right under the Second Letter Agreement to require the Company to repurchase its Series A Notes on April 30, 2004.

Boston Latin America Finance Company - BLAFCO

By:	_______________________________	Witness:
Name:
	Title:	Witness:

By:	_______________________________	Witness:
Name:
	Title:	Witness:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.